  Exhibit 99.5

EMPOWER CLINICS REPORTS 1,005% YEAR-OVER-YEAR REVENUE GROWTH IN Q2 2021

The Company Increased Its Cash Position and Paid Off $2 Million in Debt

VANCOUVER B.C.: August 30, 2021 – EMPOWER CLINICS INC. (CSE: CBDT) (OTC: EPWCF) (Frankfurt 8EC) (“Empower” or the “Company”) has filed today its consolidated financial statements and related management’s discussion and analysis, both of which are available at www.SEDAR.com. All financial information in this press release is reported in United States dollars, unless otherwise indicated.

“Our second quarter was one of robust corporate development as we continue to execute our strategic growth vision while prioritizing the overall fiscal health of Empower Clinics,” said Steven McAuley, Chairman and CEO. “By discontinuing certain operations in Q2, we paved the way for explosive growth across the company. We are excited about the R&D product development opportunities and increased testing available in Canada and the U.S. through the Kai Medical Laboratories expansion. We remain diligent on the progress of our Canadian clinic expansions and the distribution of MediSure devices. The entire Empower team is excited for the future.”

Q2 2021 Highlights

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Total revenues from continuing operations1 of $861,826 for Q2 2021 compared to Q2 2020 revenues $85,775, representing 1005% year over year growth.
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Cash at June 30, 2021 was $5,191,944 which increased from cash of $4,889,824 at December 31, 2020, primarily driven by the proceeds generated on exercise of share purchase warrants.
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Cash used in operating activities of continuing operations was $416,949, compared to cash used of $171,848 for Q2 2020.
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Loss from operations1 increased to $1,373,941 for Q2 2021 from $380,612 for Q2 2020, primarily driven by the increased corporate activity of the Company and legal and professional fees in pursuit of acquisitions.
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Net loss from continuing operations1 of $412,209 or $0.00 per share compared to $501,419 or $0.00 per share for Q2 2020, which was primarily driven by a non-cash gain on the fair value adjustment related to the Company’s warrants outstanding resulting from movement of the Company’s share price (a key input in determining the fair value), offset by increased operating expenses.

1 On July 21, 2021, the Company entered into a non-binding agreement for the sale of 100% of the Company’s interest in Sun Valley. As required by IFRS, current and prior periods of the condensed interim consolidated statements of loss and comprehensive loss for the three and six months ended June 30 2021 and 2020 have been re-stated to classify the operating results of Sun Valley as ‘net income (loss) from discontinued operations’. Sun Valley’s operating results are further disclosed in note 6 of the condensed interim consolidated financial statements.

Recent Highlights Subsequent to Quarter End

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Sale of Sun Valley: In July 2021, the Company announced that it had entered into a non-binding agreement to sell its 100% ownership of Sun Valley to the previous owners of Sun Valley for total consideration of $1,000,000 payable in securities of Empower.

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Acquisition: On July 30, 2021, the Company completed the acquisition of all ownership interest of Medi+Sure Canada Inc. for a total deemed purchase price of CAD$3.5M. Consideration consists of a cash payment of CAD$1,250,000 and 4,582,483 common shares of the Company, 2,036,659 of which are subject to contractual trading restrictions that will be removed quarterly over 24 months.

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Common shares issued: The Company issued 21,176 shares with a fair value of $0.41 (CAD$0.51) per share for proceeds of $9,023 (CAD$11,340) for marketing services and 125,000 shares from the exercise of stock options with an exercise price of $0.05 (C$0.06) for proceeds of $5,976 (CAD$7,500).
Financial Summary

US dollars, except where noted	Three months ended June 30,
	2021	2020
Total revenues	861,826	85,775
Direct expenses	831,594	21,557
Loss from operations	1,373,941	380,612
Net loss from continuing operations	412,209	501,419
Net loss per share	-	-

Financial Performance

Revenues for Q2 2021 and Q2 2020 were $861,826 and $85,775, respectively. This increase over prior year is attributable to the acquisition of Kai Medical and the strong revenue resulting from COVID-19 testing.

Direct expenses for Q2 2021 and Q2 2020 were $831,594 and $21,557, respectively. This increase over prior year is attributable to the acquisition of Kai which increased the Company’s staffing levels and the ramp up of staffing as the Company expands its clinic presence in Canada through Lawrence Park & Atkinson.

Loss from operations for Q2 2021 and Q2 2020 were $1,373,941 and $380,612 respectively. This decrease from prior year is primarily attributable to the increase in revenues resulting from the acquisitions during fiscal 2020, offset by increased operating costs that are the direct result of consolidating the expenses of the acquired entities as well as the continued increase in corporate activity during Q2 2021 which increased legal and professional costs.

Net loss for Q2 2021 and Q2 2020 were $412,209 and $501,419, respectively. This decrease in loss over prior year is primarily attributable to the gain on change in fair value recognized on the warrant liability (as determined by the Black-Scholes option pricing model) which resulted from the decrease in the Company’s share price between March 31, 2021 and June 30, 2021 and therefore the fair value allocated to warrants.

During Q2 2021, the Company used $416,949 in cash from continuing operations after changes in non-cash working capital. The Company invested $688,367 for the purchase of property and equipment and raised $258,336 via proceeds from various exercise of warrants and stock options, partially offset by lease payments and repayments of loans and notes payable in the amount of $104,483.

Please refer to the Company's condensed interim consolidated financial statements, related notes and accompanying Management Discussion and Analysis for a full review of the operations.

About Empower

Empower is an integrated healthcare company that provides body and mind wellness for patients through its clinics, with digital and telemedicine care, and world-class medical diagnostics laboratories. Supported by an experienced leadership team, Empower is aggressively growing its clinical and digital presence across North America. Our Health & Wellness and Diagnostics & Technology business units are positioned to positively impact the integrated health of our patients, while simultaneously providing long term value for our shareholders.

ON BEHALF OF THE BOARD OF DIRECTORS:
Steven McAuley
Chief Executive Officer

CONTACTS:
Investors	Tamara Mason	Steven McAuley
	Business Development & Communications	CEO
	416-671-5617	604-789-2146
	t.mason@empowerclinics.com	s.mcauley@empowerclinics.com

DISCLAIMER FOR FORWARD-LOOKING STATEMENTS

This news release contains certain "forward-looking statements" or "forward-looking information" (collectively "forward looking statements") within the meaning of applicable Canadian securities laws. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Forward-looking statements can frequently be identified by words such as "plans", "continues", "expects", "projects", "intends", "believes", "anticipates", "estimates", "may", "will", "potential", "proposed" and other similar words, or information that certain events or conditions "may" or "will" occur. Forward-looking statements in this news release include, but are not limited to, statements regarding: the expected benefits to the Company and its shareholders as a result of the acquisition of Kai Medical Laboratory; the transaction terms; the expected number of clinics and patients following the closing; the future potential success of Kai Medical Laboratory, Sun Valley's franchise model; launch of new healthcare centers and the occurrence thereof; that the Company can bring healthcare to millions of Canadians; that new healthcare services can be added and that the Company will be positioned to be a market- leading service provider for complex patient requirements in 2020 and beyond. Such statements are only projections, are based on assumptions known to management at this time, and are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the forward-looking statements, including: that Kai Medical Laboratory will successfully win any US Government RFP; that the MedX Health pilot program will be successful; that Empower will place the MedX Health teledermatology product in health centers in North America; that the Company's products may not work as expected; that the Company may not be able to expand COVID-19 testing; that legislative changes may have an adverse effect on the Company's business and product development; that the Company may not be able to obtain adequate financing to pursue its business plan; that the Company will be able to commence and/or complete build-outs and tenants improvements for Canadian clinics or Kai Medical Laboratory expansion during fiscal 2021; that general business, economic, competitive, political and social uncertainties; failure to obtain any necessary approvals in connection with the proposed transaction; and other factors beyond the Company's control. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits the Company will obtain from them. Readers are cautioned not to place undue reliance on the forward-looking statements in this release, which are qualified in their entirety by these cautionary statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements in this release, whether as a result of new information, future events or otherwise, except as expressly required by applicable laws.